SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

March 1, 2004

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

March 1, 2004

Symbol – TSX: KGI

NEW 2.16 OUNCE “D” ZONE INTERSECTION OVER 15.9 FEET  YIELD  BEST RESULTS YET ;   UPPER SHAFT #3 MINING PLAN ADVANCES

Kirkland Lake Gold Inc. (the “Company”) is pleased to announce drilling results from the “D” zone and a strategic production update of this upper portion of the Macassa Mine. Definition drilling has started on the D Zone North, now referred to as stope 3824, with the first hole (38-276) returning the best intersection to date on the structure at 1.36 ounces of gold over 15.9 feet (12.6 feet true width (“TW”)) cut (or 2.16 ounces of gold /15.9 feet uncut).

 Additional drilling on the D Zone South, now referred to as stope 3833, has increased its dimensions in several directions, creating ore continuity between the 3825 and  3400 levels, and allowing for the finalization of the first D Zone mining plan the details of which are depicted in Figure 1. Hole 38-281 has intersected 3.32 ounces of gold over 2.6 feet (2.3’ feet TW) cut (or 10.41ounces of gold/2.6 feet uncut) including an assay of 17.67 ounces of gold over 1.3 feet (1.2 feet TW), bringing the ore to within 75 feet of the 38 level of the mine (see figure 2, figure 3,and figure 4).

“Apart from the 575,000 feet of drilling that we will do this year unrelated to Shaft #3, we will make exceptional progress in our definition and exploration drilling at Shaft #3 as well, “ said Brian Hinchcliffe, the Company’s President.” Historically, the area from 4200 up to surface was thought to be barren. Our initial goal is to develop 500,000 ounces of gold in reserves solely in the D Zone, ‘04 Break and other areas above the 4200 level and to make this an important part of the Shaft #3 production profile. This first D Zone mining block will produce 68,300 ounces of gold at a diluted grade of 0.90 ounces of gold per ton.”

“The drilling results from the D Zone between the 3800 and 3400 levels continue to be exceptional, “said Mike Sutton, Chief Geologist. “We have yet to step out and undertake any real exploration on the structure. We are looking forward to shortly drilling the D Zone above the 3400 level as it remains open in all directions.”

D ZONE RESERVES AND RESOURCES EXCEED 125,000 OUNCES!

The “D” zone was discovered in February of 2003. The D Zone today consists of a North and a South block. As described below, the D Zone reserves have doubled since Kirkland Lake Gold’s last mine reserve calculation in August 2003.

 The probable reserve, all of which is contained in the South block, has increased to 75,800 tons of 0.90 oz./ton gold (68,300 ounces) from 43,400 tons of 0.74 oz./ton gold (32,300 ounces). This includes the latest drill holes 38-280, and 38-281, and has increased the block down-plunge in terms of probable reserve. This latest estimate does not include the results of hole 38-276 (D-Vein North) plus the area that this definition hole represents.

In addition to the above probable reserve, the indicated resource on the D Zone (North and South), stands at 45.700 tons of 0.75 oz./ton gold (34,200 ounces), and the inferred resource is 40,712 tons of 0.66 oz./ton gold (26,870 ounces).

In the foregoing calculations, the mining dilution was calculated at 35% at 0.02 oz/ton. Reserves are not part of resource.

DRILLING CAMPAIGN ONGOING

A drilling campaign has begun in order to convert resources in the North “D” zone, or stope 3824, (most of the indicated and inferred) to probable reserves. Drilling is currently being undertaken on 50-100 foot centres.

Hole 38-260, drilled 70 feet above hole 38-254 (previously reported at 2.03 ounces of gold over 5.3 feet ( 5.3’ TW, uncut or 1.90 ounces of gold per ton cut) has intersected 5.5 feet of quartz, with visible gold, grading 0.45 ounces of gold over 5.5 feet (2.8’ feet TW). Holes 38-274, 38-280, and 38-281 have extended the ore of the South D Zone 145 feet below the 38-254 intersection (see figure #3). The results, respectively, were 1.93 ounces of gold over 2.7 feet (2.4 feet TW), 4.32 ounces of gold over 1.0 feet (0.9 feet TW), and 3.32 ounces of gold over 2.6 feet (2.3 feet TW) cut (or 10.41/2.6 feet uncut) including an assay of 17.67 ounces of gold over 1.3 feet (1.2 feet TW).

Two holes, drilled to target the –3450 elevation, have successfully extended the D Zone to the south. The total known strike length of the mineralized structure is currently 1950 feet, with ore-grade intersections now covering 1150 feet on strike. The D Zone South is ore-grade for 450 feet down-dip.

Hole 38-268 is located 70 feet south of hole 38-211A which had returned 2.79 ounces of gold over 3.2 feet (2.5 feet TW) cut, or 5.07 ounces of gold over 3.2 feet (2.5 feet TW) uncut. 38-268 has returned 1.32 ounces of gold over 1.8 feet (1.7 feet TW). Hole 38-266, located 160’ south of 38-211A has returned 0.32 ounces of gold over 3.3 feet (2.8 feet TW). Visible gold was observed in both drill holes.

In the North D Zone, hole 38-276 may represent the area where the “C” and “D” structures start to diverge going north, or it may be a similar widening of the D horizon as is 38-206. That hole had intersected 3.23 ounces of gold per ton over 3.5 feet (3.0 feet TW), in a wider zone that grades 0.97 ounces of gold per ton (cut) over 13.0 feet (11.2 feet TW). The uncut values were 4.56 ounces of gold per ton over 3.5 feet (3.0 feet TW), in a wider zone that grades 1.32 ounces of gold per ton over 13.0 feet (11.2 feet TW- cut). 38-206 is 65 feet south of 38-276 (see figure #4).

The following table summarizes the new D zone drill results:

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
38-276	D-VEIN (+C-VEIN?)	414.4	430.3	+71	169	1.36/15.9=12.6’ TW (CUT) (OR 2.16/15.9 ’UN- CUT) VG
	INCLUDING	414.4	415.4	+71	169	15.28/1.1’=0.9’ TW VG
	INCLUDING	426.6	427.6	+71	169	4.67/1.0’=0.8’ TW VG
38-266	D-VEIN	456.7	460.0	+46	149	0.32/3.3=2.8’ TW VG
	D-VEIN SPLAY	489.0	493.5	+46	149	0.15/4.5=3.8’ TW
38-268	D-VEIN	378.0	380.0	+53	149	1.32/1.8=1.7’TW VG
38-267	D-VEIN	400.8	401.8	+55	113	0.14/1.0=2.8’ TW
38-260	D-VEIN	430.4	435.9	+36	084	0.45/5.5=4.7’ TW
38-280	D-VEIN	388.7	391.3	+21	094	3.32/2.6=2.3’ TW (CUT) VG (OR 10.41/2.3 ’UN- CUT) VG
	INCLUDING	388.7	390.0	+21	094	17.67/1.3=1.2’TW VG
38-281	D-VEIN	389.7	390.7	+15	104	4.32/1.0=0.9’TW (UNCUT) VG
		395.0	398.5	+15	104	0.09/3.5=3.2’ TW
38-278	D-VEIN	392.7	393.3	+44	151	6” QV, VG
38-274	D-VEIN	395.1	397.8	+23	102	1.93/2.7’=2.4’TW VG

TW = True Width   VG = Visible Gold   TELL = Tellurides   CUT= cut to 3.50 oz./ton    QV = Quartz vein   QS = Quartz stringers

Very little drilling has been carried out historically at Macassa to the south of the primary ore structure, the ’04 Break. The newly-discovered D Zone is one example of what exists to the south (i.e. the Hangingwall). Historically, ore-bearing structures in Kirkland Lake are laterally very extensive (1,000 feet to 20,000 feet). Ore-grade shoots along these structures generally are also extensive (1,000 to 8,000 feet). Based on existing drilling, this new zone is mineralized for 1300 feet down-dip by 1100 feet on strike. The D Zone is open in most directions.

Though most ore zones in Kirkland Lake are east-west striking, this zone is north-south striking. The D Zone projects close to Shaft #3 thus enhancing the economics of developing two new levels at both 3400 and 3000 elevations. The 3400 level development is being excavated along the new D Zone out north to the primary host structures at the Macassa Mine –the ‘04 Break and the South Zone.

About the Company

The Company purchased the Macassa Mine and the 1,500 ton per day mill along with four former producing gold properties – Kirkland Lake Gold, Teck-Hughes, Lake Shore and Wright Hargreaves – in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over seven kilometers between the Macassa Mine on the east and Wright Hargreaves on the west and for the first time will be developed and explored under one owner.  This camp is located in the Abitibi Southern  Greenstone Belt of Kirkland Lake, Ontario, Canada.

The results of the Company’s underground diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo. for the purpose of NI 43-101, Standards of Disclosure for Mineral Projects).

The Company has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices.  The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario or to the Macassa mine laboratory for analysis. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of blanks, and the regular re-assaying of pulps/rejects at alternate certified labs (Polymet, Accurassay). Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish.  The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001.  The Company’s Macassa Mine Property is the subject of a reserve report prepared by David W. Rennie, P.Eng. and Richard E. Routledge, M.Sc., P.Geol. entitled Review of Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario Prepared for Kirkland Lake Gold Inc dated December 23, 2002 and a reserve report prepared by Michael Sutton P.Geo., and Stewart Carmichael, P.Geo. entitled Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario (Kirkland Lake Gold Inc.) as at April 30, 2003 dated August 30, 2003. All of these technical reports have been filed on SEDAR (http://www.sedar.com).

For further information, please contact:

Brian Hinchcliffe

Investor Relations

President

Scott Koyich

Phone 1 705 567 5208

Phone 1 403 215 5979

Fax 1 705 568 6444

E-mail:  info@klgold.com

Website- www.klgold.com

E-mail: bhinchcliffe@klgold.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

The reserves and resources disclosed in this news release have been estimated using definitions and procedures which conform to National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. These reserves and resources were completed internally by the Company’s personnel, while the previous reserves and resources were completed in December 2002 internally by the Company’s personnel and were audited by Roscoe Postle Associates Inc. (an independent geological and mining consulting firm).

The reserves are not part of the resources. For details on the calculation of reserves and resources, please refer to the disclosure on the Company’s website.

Cautionary Note to U.S. investors concerning estimates of Measured and Indicated Resources

This news release uses the terms “measured” and “indicated resources.” We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange

Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. investors concerning estimates of Inferred Resources

This news release uses the term “inferred resources.” We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Cautionary Note to U.S. Investors- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms is press release, such as “measured,” “indicated,” and “inferred” ”resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20F, File No. 01-31380, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.sht.

KIRKLAND LAKE GOLD INC.
MACASSA MINE, KIRKLAND LAKE ONTARIO
VERTICAL LONGITUDINAL SECTION

11100 N
11200 N
11300 N
11400 N
11500 N
11600 N
11700 N
11800 N
11900 N
12000 N
12100 N
12200 N
12300 N
12400 N
12500 N
-3200 Ft
-3300 Ft
-3400 Ft
-3500 Ft
-3600 Ft
-3700 Ft
-3800 Ft
D VEIN SOUTH
D VEIN NORTH
C VEIN
38-211A 2.12/5.2' HMW CUT
38-208 0.59/8.2' HMW
38-204 0.60/13.0' HMW
38-202 0.63/15.9' HMW
38-302 0.20/8.9' HMW
38-268 0.66/5.0' HMW
38-266 0.27/5.0' HMW
38-367 14/1.0' C.L.
38-194 0.68/5.0' HMW
38-197 0.36/5.6' HMW
38-260 0.46/6.6' HMW
38-192 0.33/1.0' C.L.
38-181 1.73/12.5' HMW
38-284 IN PROGRESS
38-254 1.90/8.3' HMW
38-199 0.35/5.0' HMW
38-251 0.82/5.0' HMW
38-195 0.78/9.1' HMW
38-277 NSV
38-275 NSV
38-281 0.71/5.0' HMW
38-274 1.34/5.0 HMW
38-280 2.16/5.0' HMW CUT
38 LEVEL
38-227 0.24/5.0' HMW
38-226 0.25/5.0' HMW
38-201 0.43/6.9' HMW
38-206 0.96/11.3' HMW
38-225A 0.23/1.0' C.L.
38-278 6"QUARTZ VEIN VG
38-224 C-VEIN 0.44/5.0' HMW
38-228 C-VEIN 0.84/6.5' HMW
38-228 0.938/8.3' HMW
38-224 0.27/5.0' HMW
38-276 1.36/17.5' HMW CUT
38-279 IN PROGRESS
38-269 0.32/3.1' C.L. - C-VEIN? 0.13/2.1' C.L. - D VEIN? 0.10/1.1' C.L. - D VEIN?
38-271 0.05/1.8' C.L.
38-270 0.07/1.9 C.L.
SCALE
100 feet
LEGEND
DIAMOND DRILL HOLE PIERCE POINT WITH ASSAYS BELOW 0.17/5.6' HMW
DIAMOND DRILL HOLE PIERCE POINT
INDICATED RESOURCE
INDICATED RESOURCE
PROBABLE RESERVE
HMW HORIZONTAL MINING WIDTH
C.L. CORE LENGTH
VG VISIBLE GOLD
TELL TELLURIDES
NSV NO SIGNIFICANT VALUES
38-275 1.36/12.5' HMW NEW DRILLING, ASSAYS IN OZ/TON

FIGURE No. 2

LONGITUDINAL SECTION LOOKING NORTHWEST SHOWING DZONE SOUTH, D ZONE NORTH, AND C VEIN AND NEW DRILL RESULTS KIRKLAND LAKE GOLD INC. KIRKLAND LAKE OPERATIONS

DZ_FINALFIG1.cdr

KIRKLAND LAKE GOLD INC.
MACASSA MINE, KIRKLAND LAKE ONTARIO
VERTICAL LONGITUDINAL SECTION

11200 N
11300 N
11400
11500
11600
11700
D VEIN SOUTH
-3200 Ft
-3300 Ft
-3400 Ft
-3500 Ft
-3600 Ft
-3800 Ft
38 LEVEL
38-211A 2.12/5.2' HMW CUT
38-268 0.66/5.0' HMW
38-208 0.59/8.2' HM
38-204 0.60/13.0' HMW
38-202 0.63/15.9' HMW
38-302 0.20/8.9' HMW
38-266 0.27/5.0' HMW
38-367 .14/1.0' C.L.
38-194 0.68/5.0' HMW
38-197 0.36/5.6' HMW
38-260 0.46/6.6' HMW
38-192 0.33/1.0' C.L.
38-181 1.73/12.5' HMW
38-284 IN PROGRESS
38-254 1.90/8.3' HMW
38-199 0.35/5.0' HMW
38-251 0.82/5.0' HMW
38-195 0.78/9.1' HMW
38-277 NSV
38-275 NSV
38-281 0.71/5.0' HMW
38-274 1.34/5.0 HMW
38-280 2.16/5.0' HMW CUT
SCALE
100 feet

LEGEND

•	DIAMOND DRILL HOLE PIERCE POINT WITH ASSAYS BELOW 0.17/5.6' HMW
• (red)	DIAMOND DRILL HOLE PIERCE POINT
	INDICATED RESOURCE
	INDICATED RESOURCE
	PROBABLE RESERVE
HMW	HORIZONTAL MINING WIDTH
C.L.	CORE LENGTH
VG	VISIBLE GOLD
TELL	TELLURIDES
NSV	NO SIGNIFICANT VALUES
38-275 1.36/12.5' HMW	NEW DRILLING, ASSAYS IN OZ/TON

FIGURE No. 3

LONGITUDINAL SECTION LOOKING NORTHWEST SHOWING D ZONE SOUTH, AND NEW DRILL RESULTS KIRKLAND LAKE GOLD INC. KIRKLAND LAKE OPERATIONS

DZ_FINALFIG2.cdr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD

(the Registrant)

Date:	March 2, 2004	By:	Signed “Sandra Lee”
Signature Sandra Lee, Secretary
Name* Title

*Print name and title under the signature of the signing officer

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document Required to be Furnished

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

(i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or

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(iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (i),(ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to securityholders.

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Preparation and Filing of Report

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D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d).  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to securityholders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.